EXHIBIT 99.2

TRANSACTIONS IN THE PAST 60 DAYS

The reporting persons engaged in the following open market transactions in the Issuer’s Common Stock since the date on which the reporting persons filed their prior Schedule 13D.

Fund	Date	Purchase or Sale	Number of Shares	Price Per Share
Logos Global Master Fund LP	9/26/2025	Sale	(500,000)	$8.15
Logos Global Master Fund LP	9/29/2025	Sale	(225,000)	$8.30
Logos Global Master Fund LP	10/13/2025	Sale	(225,000)	$9.91
Logos Opportunities Fund IV LP	10/13/2025	Sale	(800,000)	$9.5006
Logos Global Master Fund LP	10/13/2025	Sale	(1,800,000)	$9.50
Logos Global Master Fund LP	10/14/2025	Sale	(250,000)	$9.50